June 3, 2024

FILED VIA EDGAR

Mr. Bernard Nolan

Senior Special Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Figure Certificate Company (File Nos. 811-23913; 333-275154)

Dear Mr. Nolan:

On behalf of the Company, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that you provided orally on May 23, 2024 with regard to the Company’s first pre-effective amendment to the registration statement on Form S-1 (the “Registration Statement”), relating to the registration of the Transferable Certificates and Installment Certificates (together, the “Certificates”) of Figure Certificate Company (the “Company”). The Registration Statement was filed with the Commission on March 26, 2024 under the Securities Act of 1933 (the “Securities Act”).

Below, we have provided your comments (in bold) and the Company’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Comments:

1.	In the opinion of the SEC staff, the Company has engaged in gunjumping due to a press release and an article, both published on March 18, 2024, and a podcast published on May 3, 2024. Please describe the steps the Company intends to take to ensure that gunjumping does not occur before the SEC has declared the Company’s registration statement on Form S-1 effective.

Response: Without agreeing with the SEC staff’s opinion with respect to whether the cited materials constituted gunjumping, the Company would like to assure the SEC and its staff that the Company views gunjumping very seriously and is taking the following measures to guard against it: (a) all personnel of the Company and the Company’s indirect parent, Figure Markets Holdings, Inc. (“FMHI”), including FMHI’s CEO, Michael Cagney, have been instructed by FMHI’s Chief Legal Officer to refrain from making or publishing any public statements, press releases, and other public communications about the Company or the Certificates prior to the effective date of the Company’s Form S-1; and (b) prior to the effective date of the Company’s Form S-1, all public statements, press releases, and other public communications of the Company or FMHI will be reviewed by the Chief Legal Officer or her designee before they are disseminated to ensure there is no mention or reference to the Company or the Certificates.

2.	Please supplementally confirm that the alternative trading systems, including the Figure Securities’ ATS, on which the Transferable Certificates can be used, do not rely on smart contracts for their operation. In this regard, we note the Provenance Blockchain website indicates that the Figure Securities’ ATS uses smart contract technology. If this information is dated, and the Figure Securities’ ATS has been restructured in such a way that smart contracts are no longer being used, please so advise and confirm that the Figure Markets platform with which the Figure Securities’ ATS has been integrated or is being integrated does not rely on the use of smart contracts.

Response: All Figure platforms – including the Figure Securities’ ATS and the new Figure Markets’ platform – have migrated away from the use of smart contracts, because the technology used by the underlying Provenance Blockchain has developed and no longer requires smart contract functionality. The functionality that the smart contracts provided before is now built into the Provenance Blockchain by default, such that the Provenance Blockchain no longer needs to be supplemented by smart contracts to provide the same functionality.

3.	With respect to the new disclosure on page 16 of the Prospectus related to the transferability of Figure Transferable Certificates in peer-to-peer transactions, please further define “on-chain transactions” versus “off-chain transactions” and provide a brief description of the types of peer-to-peer transactions that may be entered into off-chain. As the Transferable Certificates are intended to be used as a settlement mechanism in transactions occurring on a regulated alternative trading system (for example, Figure Securities’ ATS), the disclosure appears to be referring to those transactions, among others.

In this regard, considering the facts and circumstances, including public statements and disclosure changes that have been made, we understand that Figure Securities maintains an off-chain limit order book, and that assets traded on such platform purportedly remain in self-custody through the use of “decentralized” multi-party computation custodial accounts and the tokenization of security entitlements.

If true, please supplementally explain why you believe the use of this structure is such that transactions occurring on or through Figure Securities’ ATS can reasonably be characterized as peer-to-peer. Please also supplementally confirm that the Transferrable Certificates cannot be used on the Figure Markets’ crypto asset trading platform that recently launched, which we understand is intended to be integrated with and offered under the same brand (i.e., Figure Markets) as the Figure Securities’ ATS, or any other trading platform that is not a regulated alternative trading system.

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Response: The Company uses the term “on-chain” to refer to transactions that are initiated, negotiated, and settled on the Provenance Blockchain. The Company uses the term “off-chain” to refer to transactions that can be initiated, negotiated, or settled without using the Provenance Blockchain (by using a telephone or email, for example). We have revised the Registration Statement to reflect that settling transactions in Certificates will all take place on-chain and will delete language referring to off-chain transactions. These changes are needed because the technology underlying the Provenance Blockchain has developed such that functions originally designed to take place off-chain can now all be performed on-chain. As a result, there should never be situation where settling Certificate transactions occur off-chain.

Transactions occurring on or through Figure Securities’ ATS can reasonably be characterized as peer-to-peer, because assets never leave a customer’s custodial account to an intermediary, and assets move directly and bilaterally to another customer. To ensure settlement, each party to a transaction temporarily authorizes a hold within their custodial account until assets are transferred. This methodology allows the actual transfer of assets to happen directly between two counterparties without any third-party holding the counterparties’ assets. The Company thinks that this can accurately be described as “self-custody,” and the transactions can accurately be described as peer-to-peer.

The Company confirms that, while the Transferable Certificates will not be traded on the Figure Markets’ crypto asset trading platform that recently launched or any other trading platform that is not a regulated alternative trading system, consistent with the Company’s disclosure in its Form S-1, the Company anticipates that the Transferable Certificates will be used as a settlement mechanism in peer-to-peer transactions. Such transactions include those occurring on the Figure Securities’ ATS and the Figure crypto asset trading platform.

4.	With respect to the statement on page 12 of the Prospectus that “Provenance Blockchain Foundation will convert U.S. dollars received from FCC to Hash and will use the Hash to pay for Certificate transaction gas fees on the Provenance Blockchain,” please explain how this disclosure is consistent with other disclosure indicating that the Foundation will be reimbursed for fees incurred. This disclosure suggests that the Company will pay the Provenance Blockchain Foundation in advance based on estimated fees, which are variable. Please revise or advise.

Response: The Registration Statement has been revised to reflect that the Foundation will be reimbursed for fees incurred.

5.	With respect to the statement on page 13 of the Prospectus that “… FCC has entered into an agreement with its indirect parent, Figure Markets Holdings, Inc. (“FMHI”), whereby FMHI will provide FCC with U.S. dollars to reimburse the Provenance Blockchain Foundation for gas fees upon FCC’s request,” please file the agreement with Figure Markets Holdings, Inc. under which it will provide the Company with U.S. dollars to reimburse the Provenance Blockchain Foundation for gas fees upon the Company’s request. Refer to Item 601(b)(10) of Regulation S-K.

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Response: The Company will file the agreement between FMHI and FCC as an exhibit to the Registration Statement.

6.	Please explain the business and/or legal reasons for changing the price of the Transferable Certificates.

Response: The price of the Transferable Certificates was changed from $0.01 to $0.000001 to allow the Certificates to be competitive with other six-decimal digital assets (such as so-called “stablecoins”). The price change also is intended to bring the Transferable Certificates in line with other securities that use six decimal places. Also, as a matter of functionality, the Company believes the new price will augment the usability/accuracy of the Transferable Certificates as a settlement token.

Please do not hesitate to contact me at (202) 683-3840 or susan.gault-brown@aoshearman.com if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Susan Gault-Brown Susan Gault-Brown Allen Overy Shearman Sterling US, LLP

cc: Cyndi Rodriguez, Chief Legal Officer, Figure Markets Holdings, Inc.

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